Pricing Supplement dated December 18, 2024 (To Product Supplement No. RLN-1 dated November 25, 2024, Prospectus Supplement dated May 26, 2022 and Prospectus dated May 26, 2022)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-264388

$105,000,000
Senior Medium-Term Notes, Series I
Floating Rate Notes Linked to Compounded SOFR, Due December 23, 2026

Terms of the Notes
Issuer:	Bank of Montreal
Principal Amount:	$1,000 per Note
Trade Date:	December 18, 2024
Issue Date:	December 23, 2024
Stated Maturity Date:	December 23, 2026. The Notes are not subject to redemption by Bank of Montreal or repayment at the option of any holder of the Notes prior to the Stated Maturity Date.
Payment at Maturity:	A holder will receive on the Stated Maturity Date a cash payment in U.S. dollars equal to $1,000 per Note, plus any accrued and unpaid interest.
Interest Rate:	With respect to each Interest Period, a floating rate per annum equal to the Reference Rate determined for the relevant Observation Period plus the Spread, subject to the Minimum Interest Rate.
Reference Rate:	Compounded SOFR. With respect to the Observation Period corresponding to any Interest Period, Compounded SOFR will be a compounded average of daily SOFR over such Observation Period determined in the manner described under “General Terms of the Notes—Determination of Reference Rates—SOFR, Average SOFR and Compounded SOFR—Compounded SOFR” in the accompanying product supplement.
Spread:	0.60%
Interest Payment Dates:	Quarterly on the 23rd day of each March, June, September and December, commencing March 23, 2025, and ending on the Stated Maturity Date.
Interest Period:	With respect to an Interest Payment Date, the period from, and including, the immediately preceding Interest Payment Date (or, in the case of the first Interest Period, the Issue Date) to, but excluding, that Interest Payment Date.
Observation Period:	With respect to each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.
Minimum Interest Rate:	0.75% per annum
Day Count Convention:	30/360; Unadjusted
Calculation Agent:	BMO Capital Markets Corp. (“BMOCM”)
Listing:	The Notes will not be listed on any securities exchange.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP:	06376BYY8
Bail-inable Notes:

The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and are subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of Bank of Montreal or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of

Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

The Notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-4 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 8 of the prospectus.

The Notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the Notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The Notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these Notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price(1)	Underwriting Discount(2)	Proceeds to Bank of Montreal(2)
Per Note	$1,000.00	$1.00	$999.00
Total	$105,000,000.00	$105,000.00	$104,895,000.00
(1)	The original issue price for an eligible institutional investor and an investor purchasing the Notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, the original issue price for such investors will not be less than $999.00 per Note and will not be more than $1,000 per Note. The original issue price for such investors reflects a foregone selling concession with respect to such sales as described below. The total price to public in the table above assumes a price to public of $1,000 per Note for each Note sold in this offering.
(2)	BMO Capital Markets Corp. (“BMOCM”) and Mizuho Securities USA LLC (“Mizuho”) are the agents in connection with the sale of the notes. The agents will receive discounts and commissions of up to $1.00 per Note, and from such underwriting discount will allow selected dealers a selling concession of up to $1.00 per Note depending on market conditions that are relevant to the value of the Notes at the time an order to purchase the Notes is submitted to such agent. Dealers who purchase the Notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions. The per Note discounts and commissions in the table above represents the maximum discounts and commissions payable per Note and the per Note proceeds to the Issuer represents the minimum proceeds to the Issuer per Note (based on the maximum discounts and commissions). The total discounts and commissions in the table above reflects the difference between the assumed total price to public described above and the actual proceeds to the Issuer. See “Supplemental Plan of Distribution” below.

BMO CAPITAL MARKETS	MIZUHO SECURITIES USA LLC

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

You should read this pricing supplement together with product supplement no. RLN-1 dated November 25, 2024, the prospectus supplement dated May 26, 2022 and the prospectus dated May 26, 2022 for additional information about the Notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. RLN-1 dated November 25, 2024:

https://www.sec.gov/Archives/edgar/data/927971/000121465924019570/x1121240424b2.htm

•	Prospectus Supplement and Prospectus dated May 26, 2022:

https://www.sec.gov/Archives/edgar/data/927971/000119312522160519/d269549d424b5.htm

PS-2

AGREEMENT WITH RESPECT TO THE EXERCISE OF CANADIAN BAIL-IN POWERS

By its acquisition of the Notes, each holder or beneficial owner of that Note is deemed to (i) agree to be bound, in respect of that Note, by the CDIC Act, including the conversion of that Note, in whole or in part—by means of a transaction or series of transactions and in one or more steps— into common shares of Bank of Montreal or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that Note in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that Note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; (iii) have represented and warranted that Bank of Montreal has not directly or indirectly provided financing to the holder or beneficial owner of the bail-inable notes for the express purpose of investing in the bail-inable notes; and (iv) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or that Note, any other law that governs that Note and any other agreement, arrangement or understanding between that holder or beneficial owner and Bank of Montreal with respect to that Note.

Holders and beneficial owners of any Note will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the Principal Amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by Bank of Montreal by the issuance of common shares of Bank of Montreal (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Risk Factors— The Notes Will Be Subject to Risks, Including Non-payment In Full or, in the Case of Bail-inable Notes, Conversion in Whole or in Part – By Means of a Transaction or Series of Transactions and in One or More Steps – Into Common Shares of the Bank or Any of its Affiliates, Under Canadian Bank Resolution Powers” and “Description of the Notes We May Offer—Special Provisions Related to Bail-inable Notes” in the accompanying prospectus supplement and prospectus for a description of provisions applicable to the Notes as a result of Canadian bail-in powers.

PS-3

SELECTED RISK CONSIDERATIONS

The Notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the Notes generally in the “Risk Factors” sections of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the Notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate on the Notes will be based on Compounded SOFR during the relevant Observation Period as described herein and may be as low as the Minimum Interest Rate. Therefore, the interest rate that will apply at any time on the Notes may be more or less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments.

The Notes Are Subject To Credit Risk.

The Notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the Notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the Notes and, in the event we were to default on our obligations under the Notes, you may not receive any amounts owed to you under the terms of the Notes.

Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement

The Interest Rate On The Notes Is Based On Compounded SOFR And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

•	SOFR Has A Limited History; The Future Performance of SOFR Cannot Be Predicted Based On Historical Performance.

•	Any Failure Of SOFR To Maintain Market Acceptance Could Adversely Affect The Notes.

•	The Interest Rate On The Notes Is Based On A Compounded Average of Daily SOFR, Which Is Relatively New In The Marketplace.

•	The Amount Of Interest Payable With Respect To Each Interest Period Will Be Determined Near The End Of The Interest Period.

•	The Composition And Characteristics of SOFR Are Not The Same As Those Of LIBOR.

•	The SOFR Administrator May Make Changes That Could Change The Value of SOFR Or Discontinue SOFR And Has No Obligation To Consider Your Interests In Doing So.

•	If A Benchmark Transition Event And Its Related Benchmark Replacement Date Occur With Respect To Compounded SOFR (Including Daily SOFR), The Interest Rate For Any Applicable Interest Period Will No Longer Be Determined By Reference To Compounded SOFR.

•	The Benchmark Replacement Is Uncertain.

•	The Calculation Agent Will Have Authority To Make Determinations, Elections, Calculations And Adjustments That Could Affect The Value Of And Your Return On The Notes.

•	Research Reports By Us Or Our Affiliates May Be Inconsistent With An Investment In The Notes.

•	The Secondary Trading Market For Notes Linked To Compounded SOFR May Be Limited.

Risks Relating To The Value Of The Notes And Any Secondary Market

The Underwriting Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

PS-4

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the original issue price. The original issue price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which BMOCM or any other potential buyer may be willing to buy your Notes will also be affected by the interest rate provided by the Notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the Notes prior to maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the Notes: interest rates; our creditworthiness; the then-current level of SOFR; the time remaining to maturity; and the volatility of SOFR.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The Notes will not be listed or displayed on any securities exchange. Although BMOCM and/or its affiliates may purchase the Notes from holders, they are not obligated to do so and are not required to make a market for the Notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which BMOCM is willing to buy your Notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your Notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the Notes to maturity.

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of any dealer participating in the distribution of the Notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the Notes. In engaging in certain of the activities described below, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the Notes, and in so doing they will have no obligation to consider your interests as an investor in the Notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the Notes.

•	The Calculation Agent is our affiliate and, as a result, potential conflicts of interest could arise. BMOCM, which is our affiliate, will be the Calculation Agent for the Notes. Although the Calculation Agent will exercise its judgment in good faith when performing its functions, potential conflicts of interest may exist between the Calculation Agent and you.

•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or other fee, creating a further incentive for the participating dealer to sell the Notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the Notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities and this projected profit will be in addition to any concession and/or other fee that the participating dealer realizes for the sale of the Notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the Notes to you.

PS-5

SUPPLEMENTAL TAX CONSIDERATIONS

In the opinion of our counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the Notes as “variable rate debt instruments” for U.S. federal tax purposes and the remainder of this discussion so assumes. Under this treatment, we intend to treat the Notes as providing for a single qualified floating rate, with consequences to U.S. investors described in “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Floating Rate Notes” in the accompanying product supplement.

If you are a non-U.S. holder, please read the section of the accompanying product supplement entitled “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisor regarding all aspects of the U.S. federal tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

This discussion supplements the discussion in “United States Federal Income Tax Considerations” in the accompanying product supplement and should be read in conjunction therewith.

PS-6

SUPPLEMENTAL PLAN OF DISTRIBUTION

BMOCM, a wholly owned subsidiary of Bank of Montreal, and Mizuho are the agents for the distribution of the Notes. We have agreed to sell to the agents, and the agents have agreed to purchase from us, all of the Notes at the original issue price less the underwriting discount specified on the cover page of this pricing supplement. The agents may resell the Notes to other securities dealers at the original issue price less a concession not in excess of the underwriting discount. The agents will receive an underwriting discount in the amount indicated on the cover hereof, and from such underwriting discount will allow selected dealers a selling concession in an amount not to exceed such underwriting discount depending on market conditions that are relevant to the value of the Notes at the time an order to purchase the Notes is submitted to such agent. Dealers who purchase the Notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions.

BMOCM or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the Notes. If any dealer participating in the distribution of the Notes or any of its affiliates conducts hedging activities for us in connection with the Notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the Notes to you.

If all of the Notes are not sold on the Trade Date at the original offering price, the agents and/or dealers may change the offering price and the other selling terms and thereafter from time to time may offer the Notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

BMOCM may, but is not obligated to, make a market in the Notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the Notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

PS-7

VALIDITY OF THE NOTES

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank of Montreal in conformity with the indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed, authenticated, issued and delivered, to the extent that validity of the Notes is a matter governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be valid obligations of the Bank of Montreal, subject to the following limitations (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to certain assumptions about (i) the Trustees’ authorization, execution and delivery of the indenture, (ii) the genuineness of signatures and (iii) certain other matters, all as stated in the letter of such counsel dated May 26, 2022, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated May 26, 2022.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank of Montreal, when the Notes offered by this pricing supplement have been issued by the Bank of Montreal pursuant to the indenture, the trustee has made the appropriate entries or notations to the master global note that represents such Notes (the “master note”), and such Notes have been delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Bank of Montreal, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law; or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank of Montreal, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated November 20, 2024, which has been filed as an exhibit to Bank of Montreal’s report on Form 6-K filed with the SEC on November 20, 2024.

PS-8